 Exhibit 99.47

Enthusiast Gaming Holdings Inc.
(formerly J55 Capital Corp.)

Condensed Consolidated Interim Financial Statements (Restated – Note 26)
For the Three and Six Months Ended June 30, 2020
(Expressed in Canadian Dollars)
Unaudited

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Condensed Consolidated Interim Statements of Financial Position (Restated)

As at June 30, 2020 and December 31, 2019

(Unaudited - Expressed in Canadian Dollars)

	Note	June 30, 2020	December 31, 2019
		(Restated - Note 26)	(Audited)
ASSETS
Current
Cash		$8,420,509	$13,211,722
Investments	6	125,002	804,865
Trade and other receivables	5, 20	6,878,170	6,701,087
Loans receivable	20	214,914	205,936
Income tax receivable		283,215	-
Prepaid expenses	16	490,797	612,386
Total current assets		16,412,607	21,535,996
Non-current
Property and equipment	8	276,640	298,312
Right-of-use asset - lease contract	11	622,026	733,413
Long-term investment	6	2,439,890	2,480,405
Investment in associates	7	141,948	914,295
Long-term portion of prepaid expenses	16	12,515	104,630
Intangible assets	9	57,819,707	60,017,320
Goodwill	10	83,259,416	83,259,416
Total Assets		$160,984,749	$169,343,787

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	12	$6,527,396	$7,423,396
Deferred revenue		1,347,994	1,647,594
Income tax payable		-	2,415
Deferred payment liability	15	1,384,032	1,208,413
Current portion of lease contract liability	11	153,318	193,366
Total current liabilities		9,412,740	10,475,184
Non-current
Long-term debt	13	21,447,333	19,691,220
Long-term lease contract liability	11	484,698	548,846
Convertible debentures	14	7,429,304	7,015,820
Deferred payment liability	15	530,221	473,413
Deferred tax liability		12,040,333	12,482,605
Total liabilities		$51,344,629	$50,687,088

Shareholders’ Equity
Share capital	16	184,162,357	176,511,857
Shares to be returned to treasury	17	(3,858,756)	(3,858,756)
Warrants reserve	18	8,049,595	15,404,728
Contributed surplus	19	9,668,658	9,439,324
Accumulated other comprehensive income		93,697	90,078
Deficit		(88,475,431)	(78,930,532)
Total shareholders’ equity		109,640,120	118,656,699
Total liabilities and shareholders’ equity		$160,984,749	$169,343,787

Going concern (Note 1)

Commitments (Note 23)

Subsequent events (Note 25)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss (Restated)

For the three and six months ended June 30, 2020 and 2019

(Unaudited - Expressed in Canadian Dollars)

		For the three months ended		For the six months ended
	Note	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
		(Restated - Note 26)		(Restated - Note 26)
Revenue
Revenue	24	$7,029,096	$-	$13,958,668	$-
Gain on player buyout	9, 24	-	-	204,764	-
Total revenue		7,029,096	-	14,163,432	-
Cost of sales		3,807,977	-	7,649,084	-
Gross margin		3,221,119	-	6,514,348	-
Operating expenses
Professional fees		627,703	618,350	913,945	646,448
Consulting fees	20	1,181,024	255,536	2,388,674	498,709
Advertising and promotion	16	212,605	438,420	486,491	488,420
Office and general		466,173	102,541	1,452,641	118,498
Salaries and wages	20	1,646,915	67,026	2,887,399	67,026
Technology support, web development and content		1,299,857	-	2,234,751	-
eSports player, team and game expenses		618,687	-	1,483,796	-
Foreign exchange (gain) loss		108,248	(19,122)	(48,269)	15,628
Share-based compensation	19	278,875	393,620	669,248	393,620
Amortization and depreciation	8, 9, 11	1,051,392	-	2,348,532	-
Total operating expenses		7,491,479	1,856,371	14,817,208	2,228,349

Other expenses (income)
Share of loss from investment in associates	7	1,176,518	-	1,272,347	-
Interest and accretion	11, 13, 14, 15	1,361,524	-	2,686,785	-
Change in fair value of investment	6	(11,601)	-	163,015	-
Interest income		(15,007)	(68,223)	(76,530)	(68,223)
Net loss before income taxes		(6,781,794)	(1,788,148)	(12,348,477)	(2,160,126)

Income taxes
Current income tax expense		11,381	-	11,381	-
Deferred income tax recovery		(442,195)	-	(442,195)	-
Net loss for the period		(6,350,980)	(1,788,148)	(11,917,663)	(2,160,126)

Other comprehensive income (loss)
Items that may be reclassified to profit or loss
Foreign currency translation adjustment	(198,752)	-	3,619	-
Net loss and comprehensive loss for the period	$(6,549,732)	$(1,788,148)	$(11,914,044)	$(2,160,126)
Net loss and comprehensive loss per share, basic and diluted	$(0.09)	$(0.09)	$(0.16)	$(0.11)
Weighted average number of common shares outstanding, basic and diluted	74,210,312	20,357,419	73,367,225	20,118,242

Net loss and comprehensive loss and weighted average number of shares outstanding, basic and diluted, are presented after giving effect to the 1:8 share consolidation (Note 16).

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Condensed Consolidated Interim Statements of Shareholders’ Equity (Restated)

For the six months ended June 30, 2020 and 2019

(Unaudited - Expressed in Canadian Dollars)

	Note	Number of shares	Share capital	Number of shares to be issued	Shares to be issued	Contributed surplus	Warrant reserve	Conversion option on convertible debentures	Shares to be returned to treasury	Accumulated other comprehensive loss	Deficit	Total shareholders’ equity
											(Restated -	(Restated -
											Note 26)	Note 26)
Balance December 31, 2018		19,876,450	$5,711,833	-	$-	$-	$115,913	$-	$-	$-	$(384,105)	$5,443,641
Shares issued for services		568,984	1,365,562	-	-	-	-	-	-	-	-	1,365,562
Shares to be issued, net of cost		-	-	10,416,750	23,204,178	-	-	-	-	-	-	23,204,178
Conversion option related to convertible debentures		-	-	-	-	-	-	241,472	-	-	-	241,472
Share-based compensation		-	-	-	-	393,620	-	-	-	-	-	393,620
Net loss for the period		-	-	-	-	-	-	-	-	-	(2,160,126)	(2,160,126)
Balance June 30, 2019		20,445,434	$7,077,395	10,416,750	$23,204,178	$393,620	$115,913	$241,472	$-	$-	$(2,544,231)	$28,488,347

Balance December 31, 2019		72,091,673	$176,511,857	-	$-	$9,439,324	$15,404,728	$-	$(3,858,756)	$90,078	$(78,930,532)	$118,656,699
Shares issued upon exercise of warrants	16	1,988,429	7,161,220	-	-	-	(4,982,369)	-	-	-	-	2,178,851
Shares issued upon exercise of options	16	131,875	489,280	-	-	(439,914)	-	-	-	-	-	49,366
Share-based compensation	19	-	-	-	-	669,248	-	-	-	-	-	669,248
Expiry of warrants	16	-	-	-	-	-	(2,372,764)	-	-	-	2,372,764	-
Other comprehensive income for the period		-	-	-	-	-	-	-	-	3,619	-	3,619
Net loss for the period		-	-	-	-	-	-	-	-	-	(11,917,663)	(11,917,663)
Balance June 30, 2020		74,211,977	$184,162,357	-	$-	$9,668,658	$8,049,595	$-	$(3,858,756)	$93,697	$(88,475,431)	$109,640,120

Number of shares outstanding are presented after giving effect to the 1:8 share consolidation (Note 16).

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Condensed Consolidated Interim Statements of Cash Flows (Restated)

For the six months ended June 30, 2020 and 2019

(Unaudited - Expressed in Canadian Dollars)

		For the six months ended
	Note	June 30, 2020	June 30, 2019
		(Restated - Note 26)
Cash flows from operating activities
Net loss for the period		$(11,917,663)	$(2,160,126)
Items not affecting cash:
Amortization and depreciation	8, 9, 11	2,348,532	-
Share-based compensation	19	669,248	393,620
Interest and accretion	11, 13, 14, 15	897,397	(68,223)
Deferred income tax recovery		(442,195)	-
Gain on player buyout	9	(204,764)	-
Foreign exchange		(14,831)	15,628
Capitalized interest and success fee	13	1,382,646	-
Shares issued for services	16	92,115	167,645
Change in fair value of investment	6	163,015	-
Share of loss from investment in associates	7	1,272,347	-
Changes in working capital
Changes in trade and other receivables		(177,083)	(2,286,314)
Changes in prepaid expenses		121,589	(1,208,110)
Changes in accounts payable and accrued liabilities		(902,945)	1,662,055
Changes in deferred revenue		(299,600)	-
Changes in income tax receivable		(285,630)	-
Net cash used in operating activities		(7,297,822)	(3,483,825)

Cash flows from investing activities
Proceeds from disposal of investment	6	680,000	-
Proceeds from disposal of intangible assets	9	204,764	-
Investment in associate	7	(500,000)	-
Acquisition of property and equipment	8	(4,871)	-
Loan to arm’s length party		-	(9,700,000)
Net cash provided by investing activities		379,893	(9,700,000)

Cash flows from financing activities
Share issuance costs		-	(8,125)
Proceeds from convertible debenture, net of transaction costs	14	-	9,338,114
Proceeds from exercise of warrants	16	2,178,850	-
Proceeds from exercise of options	16	49,367	-
Lease payments	11	(121,702)	-
Net cash provided by (used in) financing activities		2,106,515	9,329,989

Foreign exchange effect on cash		20,201	-
Net change in cash		(4,791,213)	(3,853,836)
Cash, beginning of period		13,211,722	4,155,054
Cash, end of period		$8,420,509	$301,218

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Notes to the Condensed Consolidated Interim Financial Statements (Restated)

For the three and six months ended June 30, 2020 and 2019

(Unaudited - Expressed in Canadian Dollars)

1.	Nature of operations and going concern

Nature of operations

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.) (the “Company” or “Enthusiast”, or when referenced prior to August 30, 2019, “J55”) was incorporated under the Business Corporation Act (British Columbia) on June 27, 2018 and upon incorporation was classified as a Capital Pool Company, as defined in the Policy 2.4 of the TSX Venture Exchange (the “TSXV”). The Company is a publicly traded company listed on the Toronto Stock Exchange (“TSX”) under the symbol “EGLX”. The Company commenced trading on the TSX on January 27, 2020, following a graduation from the TSXV. The registered head office of the Company is 90 Eglinton Avenue East, Suite 805, Toronto, Ontario, M4P 2Y3.

On August 30, 2019, J55 completed a Qualifying Transaction (as defined by the policies of the TSXV) with Aquilini GameCo Inc. (“GameCo”) in accordance with an amalgamation agreement dated May 30, 2019, pursuant to which J55 acquired all of the issued and outstanding securities of GameCo in exchange for identical securities of J55 on a one-for-one basis (the “Amalgamation”). The Amalgamation is considered a related party transaction due to J55 and GameCo having common directors.

Although the Amalgamation resulted in GameCo becoming a wholly-owned subsidiary of J55, the transaction constitutes a reverse acquisition of J55 by GameCo in-as-much as the former shareholders of GameCo received 95.3%, on a non-diluted basis, of the issued and outstanding common shares of the resulting corporation. For accounting purposes, GameCo is considered the acquirer and J55 the acquiree. Accordingly, these condensed consolidated interim financial statements are a continuation of the financial statements of GameCo and references to the “Company” will mean the consolidated entity subsequent to the date of the Amalgamation and to GameCo prior to that date.

On August 27, 2019, GameCo completed an acquisition of Luminosity Gaming Inc. (“Luminosity Gaming”) and Luminosity Gaming (USA), LLC (“Luminosity USA”, which together with Luminosity Gaming, is herein referred to as “Luminosity”) (the “Acquisition”). The Acquisition was completed in accordance with a share purchase agreement dated February 14, 2019 (the “SPA”), between GameCo, Luminosity, and Stephen Maida (founder and sole shareholder of Luminosity), pursuant to which GameCo agreed to acquire Luminosity in exchange for: (i) $1,500,000 in cash, payable on the closing date; (ii) 7,500,000 common shares in the capital of GameCo, issuable on the closing date and subject to certain escrow conditions; and (iii) a promissory note, issuable on the closing date, with a principal value of $2,000,000, maturing on the completion of the of the Amalgamation. The Acquisition is accounted for in accordance with IFRS 3, Business Combinations (“IFRS 3”), as the operations of Luminosity constitute a business.

On August 30, 2019, following the closing of the Amalgamation, the Company completed a Plan of Arrangement (“POA”) with Enthusiast Gaming Properties Inc. (formerly Enthusiast Gaming Holdings Inc.) (“Enthusiast Properties”) in accordance with an arrangement agreement between J55, GameCo, and Enthusiast Properties, dated May 30, 2019 (the “Arrangement Agreement”). Pursuant to the Arrangement Agreement the Company acquired all of the outstanding common shares of Enthusiast Properties in exchange for common shares of the Company on the basis of 4.22 common shares for each one Enthusiast Properties common share (the “Arrangement” or the “POA”). All options and warrants of Enthusiast Properties were exchanged on the same basis, with all other terms of the options or warrants remaining the same. The Arrangement is accounted for in accordance with IFRS 3, as the operations of Enthusiast Properties constitute a business.

Upon the completion of the transactions described above, Enthusiast Gaming Holdings Inc. changed its name to Enthusiast Gaming Properties Inc., and J55 Capital Corp. changed its name to Enthusiast Gaming Holdings Inc.

On October 3, 2019, the Company, through its wholly-owned subsidiary, Enthusiast Properties, acquired Steel Media Limited (“Steel Media”) pursuant to a share purchase agreement dated September 17, 2019 (the “Steel SPA”). Pursuant to the terms of the Steel SPA, the Company has agreed to (i) a cash payment of approximately USD $2,969,000, of which USD $1,968,536 was paid on closing (USD $1,000,000 plus cash on hand) with the balance to be paid on the first anniversary of the date of closing and (ii) issuance of approximately USD $488,000 worth of common shares, which resulted in 304,147 shares being issued at a deemed price of $2.14 per share on closing. In addition, the Company has agreed to an earn-out payment of up to USD $500,000 based on the performance of Steel Media. All common shares issued in connection with the transaction are subject to a 12 month hold period from the date of issuance and approval of the TSX Venture Exchange. The Steel SPA is accounted for in accordance with IFRS 3, as the operations of Steel Media constitute a business.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Notes to the Condensed Consolidated Interim Financial Statements (Restated)

For the three and six months ended June 30, 2020 and 2019

(Unaudited - Expressed in Canadian Dollars)

1.	Nature of operations and going concern (continued)

Nature of operations (continued)

The Amalgamation, Acquisition, Arrangement and Steel SPA are collectively called the “Mergers and Acquisitions” in these condensed consolidated interim financial statements. For information relating to the accounting of the Acquisition, Amalgamation, Arrangement and Steel SPA, see note 4 of the audited financial statements of the Company for the year ended December 31, 2019.

The Company’s principal business activities are comprised of three main pillars: Media, Entertainment and eSports. The Company’s digital media platform includes 100+ gaming related websites and 900 YouTube channels. The Company’s eSports division, Luminosity Gaming, is a leading global eSports franchise. The Company’s event business owns and operates Canada’s largest gaming expo, Enthusiast Gaming Live Expo, EGLX, and the largest mobile gaming event in Europe, Pocket Gamer Connects.

These condensed consolidated interim financial statements for the three and six months ended June 30, 2020 include the accounts and financial results of Enthusiast Gaming Holdings Inc. and its wholly-owned subsidiaries. The comparative statement of financial position as at December 31, 2019 includes the accounts of Enthusiast Gaming Holdings Inc. and its wholly-owned subsidiaries and the comparative financial results for the period ended June 30, 2019 are those of GameCo prior to the Mergers and Acquisitions.

Going Concern

These condensed consolidated interim financial statements have been prepared on a going concern basis, which contemplates that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. Accordingly, they do not give effect to adjustments that would be necessary, should the Company be unable to continue as a going concern, and therefore be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying condensed consolidated interim financial statements. Such adjustments could be material. It is not possible to predict whether the Company will be able to raise adequate financing or to ultimately attain profitable levels of operations. These conditions indicate the existence of material uncertainties that may cause significant doubt about the Company’s ability to continue as a going concern. Changes in future conditions could require material write downs of the carrying values.

The Company has not yet realized profitable operations and has incurred significant losses to date resulting in a cumulative deficit of $88,475,431 as at June 30, 2020 (December 31, 2019 – $78,930,532). The recoverability of the carrying value of the assets and the Company’s continued existence is dependent upon the achievement of profitable operations. While management has been historically successful in raising the necessary capital, it cannot provide assurance that it will be able to execute on its business strategy or be successful in future financing activities. As at June 30, 2020, the Company had current assets of $16,412,607 (December 31, 2019 - $21,535,996) to cover current liabilities of $9,412,740 (December 31, 2019 - $10,475,184).

Approval of Financial Statements

These condensed consolidated interim financial statements were authorized for issuance by the Audit Committee under the delegated authority of the Board of Directors of the Company on August 25, 2020.

2.	Statement of compliance and basis of preparation

(i)	Statement of compliance

The Company prepares its condensed consolidated interim financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standards Board (“IASB”) and interpretations by the IFRS Interpretations Committee. These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting.

The condensed consolidated interim financial statements do not include all of the information required for annual consolidated financial statements and should be read in conjunction with the audited annual financial statements of the Company for the year ended December 31, 2019.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Notes to the Condensed Consolidated Interim Financial Statements (Restated)

For the three and six months ended June 30, 2020 and 2019

(Unaudited - Expressed in Canadian Dollars)

2.	Statement of compliance and basis of preparation (continued)

(ii)	Basis of presentation

The condensed consolidated interim financial statements are prepared on a going concern basis, under the historical cost convention except for the revaluation of certain financial assets and liabilities to fair value. All financial information is presented in Canadian dollars, except as otherwise noted.

(iii)	Basis of consolidation

The condensed consolidated interim financial statements include the accounts of the Enthusiast Gaming Holdings Inc. and its wholly-owned subsidiaries. The accounts of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. The table below lists the Company’s wholly-owned subsidiaries:

Accounting
Name of Subsidiary	Jurisdiction	Functional Currency	Method

Aquilini GameCo Inc.	Canada	Canadian dollars	Consolidation
GameCo eSports USA Inc.	USA	U.S. dollars	Consolidation
Luminosity Gaming Inc.	Canada	Canadian dollars	Consolidation
Luminosity Gaming (USA) LLC	USA	U.S. dollars	Consolidation
Enthusiast Gaming Properties Inc.	Canada	Canadian dollars	Consolidation
Enthusiast Gaming Inc.	Canada	U.S. dollars	Consolidation
Enthusiast Gaming Live Inc.	Canada	Canadian dollars	Consolidation
Enthusiast Gaming Media Inc.	Canada	Canadian dollars	Consolidation
Enthusiast Gaming Media (US) Inc.	USA	U.S. dollars	Consolidation
Enthusiast Gaming Media Holdings Inc.	Canada	Canadian dollars	Consolidation
Enthusiast Gaming Media II Holdings Inc.	Canada	Canadian dollars	Consolidation
Enthusiast Gaming Media III Holdings Inc.	Canada	U.S. dollars	Consolidation
Enthusiast Gaming (TSR) Inc.	Canada	U.S. dollars	Consolidation
Enthusiast Gaming TSR Sweden AB	Sweden	U.S. dollars	Consolidation
Hexagon Games Corp.	Canada	Canadian dollars	Consolidation
Enthusiast Gaming (PG) Inc.	Canada	Canadian dollars	Consolidation
Steel Media Limited	England and Wales	UK Pound Sterling	Consolidation

Refer to Note 7 for the Company’s investment in associates.

Subsidiaries are entities controlled by the Company where control is defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are included in the condensed consolidated interim financial statements from the date control is obtained until the date control ceases. All intercompany balances, transactions, income and expenses have been eliminated on consolidation.

3.	Significant accounting policies

The Company’s accounting policies, as described in Note 3, Significant Accounting Policies, of the Company’s audited annual consolidated financial statements for the year ended December 31, 2019, have been applied consistently to all periods presented in these condensed consolidated interim financial statements. Refer to the audited annual consolidated financial statements for the significant accounting policies which remain unchanged as at June 30, 2020.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Notes to the Condensed Consolidated Interim Financial Statements (Restated)

For the three and six months ended June 30, 2020 and 2019

(Unaudited - Expressed in Canadian Dollars)

3.	Significant accounting policies

Accounting standards implemented

IFRS 3, Business Combinations (amendment):

In October 2018, the IASB issued amendments to IFRS 3, incorporated into Part I of the CPA Canada Handbook  – Accounting by the Accounting Standards Board in December 2018. The amendments clarify the definition of a business, permitting a simplified assessment to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendments were effective for transactions for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020 with earlier application permitted. Effective January 1, 2018, the Company adopted the amendments to IFRS 3. The adoption of this amendment had no impact on the Company as no business combinations occurred during the three and six months ended June 30, 2020.

No other new standards, interpretations or amendments were adopted during the three and six months ended June 30, 2020.

4.	Significant accounting judgments, estimates and uncertainties

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and notes to the consolidated financial statements. These estimates are based on management’s best knowledge of current events and actions the Company may undertake in the future. Actual results could differ from those estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to the accounting estimates are recognized in the period in which the estimates are revised.

In early March 2020, the World Health Organization declared the outbreak of the novel strain of the coronavirus, specifically identified as SARS-CoV-2, to be a pandemic. Responses to the SARS-CoV-2 outbreak have resulted in governments worldwide enacting emergency measures to combat the spread of the virus, causing disruptions to business operations worldwide and a significant increase in economic uncertainty, with more volatile commodity prices and currency exchange rates, and a marked decline in long-term interest rates. These events are resulting in a challenging economic climate in which it is difficult to reliably estimate the length or severity of these developments and their financial impact. The results of the potential economic downturn and any potential resulting direct and indirect impact to the Company has been considered in management’s judgments, estimates and uncertainties at period end. Although management has determined that no significant revisions to such estimates, judgments or assumptions were required at period end, there could be a further prospective material impact in future periods to the extent that the negative impacts from SARS-CoV-2 continue or worsen. The Company is monitoring developments of the SARS-CoV-2 outbreak and will adapt its business plans accordingly.

There have been no significant changes to the Company’s significant accounting judgments, estimates and uncertainties, as described in Note 3, Significant Accounting Policies, of the Company’s audited annual consolidated financial statements for the year ended December 31, 2019. Refer to the audited annual consolidated financial statements for the significant accounting judgments, estimates and uncertainties which remain unchanged as at June 30, 2020.

5.	Trade and other receivables

Trade and other receivables consist of the following:

	June 30, 2020	December 31, 2019

Trade receivables (Note 20)	$3,641,343	$5,516,016
HST receivables	64,570	853,981
Other receivables (Note 20)	3,525,763	689,010
Expected credit loss provision (Note 22)	(353,506)	(357,920)
	$6,878,170	$6,701,087

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Notes to the Condensed Consolidated Interim Financial Statements (Restated)

For the three and six months ended June 30, 2020 and 2019

(Unaudited - Expressed in Canadian Dollars)

6.	Investments

(i)	Waveform Entertainment Inc.

In April 2019, Enthusiast Properties, through a wholly-owned subsidiary, signed a definitive agreement to purchase 20% of the issued and outstanding shares (“Purchased Shares”) in Waveform Entertainment Inc. (“Waveform”) for an aggregate consideration of $1,680,000 (the “Subscription Price”). Waveform is a leading eSports broadcast and production company specializing in the organization of premium eSports tournaments world-wide. Enthusiast Properties has also secured an irrevocable option, at its sole discretion, to acquire a 100% interest in Waveform (the “Buy-Out Option”).

The Purchased Shares were to be purchased pursuant to the terms of a share subscription agreement, among Waveform and a wholly owned subsidiary of Enthusiast Properties created for the purpose of the transaction. Pursuant to the share subscription agreement, Enthusiast Properties agreed to purchase the Purchased Shares in three tranches: (i) on April 4, 2019, Enthusiast Properties purchased 8.1% of the Purchased Shares for a portion of the Subscription Price, being $680,000; (ii) on or before (as decided by Enthusiast Properties) October 4, 2019, 5.95% of the Purchased Shares for a portion of the Subscription Price, being $500,000; and (iii) on or before (as decided by Enthusiast Properties) June 3, 2020, 5.95% of the Purchased Shares for a portion of the Subscription Price, being $500,000.

The aggregate purchase price for all Waveform’s shares, if the Buy-Out Option was exercised by Enthusiast Properties was to be equal to the greater of: (i) four (4) times Waveform’s gross revenue, multiplied by eighty percent (80%); or (ii) $7,680,000 (the “Option Purchase Price”). The Option Purchase Price would be subject to agreed adjustments. The purchase of the Purchased Shares on the two remaining tranches, as well as the exercise of the Buy-Out Option (if exercised by Enthusiast Properties) are subject to obtainment of all applicable regulatory approvals (including by the TSXV).

The Company has recognized the investment in accordance with IFRS 9, as a financial asset at fair value, with changes in fair value recognized in profit and loss as they arise at each subsequent reporting period.

In April 2019, $680,000 had been paid to Waveform. On December 31, 2019, the Company and Waveform entered into a Share Repurchase Agreement in which Waveform agreed to repurchase the shares acquired by the Company for $680,000. As a result, a deferred payment liability has not been recorded for the additional $1,000,000 to be paid as it was not the Company’s intention to make these payments. The $680,000 balance paid is included in investments in the condensed consolidated interim statement of financial position as at December 31, 2019. On February 14, 2020, the Company received proceeds of $680,000 pursuant to the Waveform Share Repurchase Agreement and no longer holds an investment in Waveform.

(ii)	Addicting Games Inc.

In April 2019, Enthusiast Properties entered into a Senior Convertible Debenture Purchase Agreement to invest in Addicting Games Inc. (“Addicting Games”), one of the largest online game networks in the United States. Under the Senior Convertible Debenture Purchase Agreement, Enthusiast Properties invested USD $1.5 million by way of a 3-year secured convertible debenture with interest accruing at 2% per annum. The convertible debenture and accrued interest can be converted into common shares of Addicting Games at the option of the Company based on a conversion price which is the lesser of the price of the common shares as valued in Addicting Games’ next equity raise or a liquidation event or by dividing USD $30 million by the aggregate number of outstanding common shares, warrants and options. Enthusiast Properties invested in Addicting Games to capitalize on the rapidly growing .io games sector and a new niche of lifestyle gamer that the network currently does not reach.

The convertible debenture has been accounted for in accordance with IFRS 9, as a financial asset at fair value, with changes in fair value recognized in profit and loss as they arise at each subsequent reporting period.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Notes to the Condensed Consolidated Interim Financial Statements (Restated)

For the three and six months ended June 30, 2020 and 2019

(Unaudited - Expressed in Canadian Dollars)

6.	Investments (continued)

(i)	Addicting Games Inc. (Continued)

The fair value of the convertible debenture was valued using a binomial model using a ‘with derivatives’ and ‘without derivatives’ approach. The ‘with derivatives’ approach fair values the convertible debenture with the conversion option. The ‘without derivatives’ approach fair values the convertible debenture by treating the debt component of the loan as a plain vanilla bond. The fair value of the debt portion was determined using the discounted cash flow method by discounting the expected cash flows using a risk-adjusted discount rate. The difference in fair values from the ‘with’ and ‘without’ approaches represents the fair value of the embedded derivative component (the conversion option). The ‘with’ and ‘without’ scenarios assumed the occurrence of i) a liquidity event, as well as, ii) a non-liquidity event, and considered the fair value of the conversion option to be the weighted average of these two values.

The valuation of the investment included in following inputs for a liquidity event:

	June 30, 2020	December 31, 2019

Liquidity event probability	50.00%	50.00%
Exercise price for conversion	USD $15	USD $15
Time to maturity	0.28 years	0.78 years
Initial stock price	USD $15	USD $15
Volatility	209.00%	180.00%
Risk free interest rate	0.16%	1.59%
Credit spread	937 bps	650 bps
Risk adjusted rate	9.31%	8.09%
Discount for lack of marketability (“DLOM”)	41.00%	36.00%
Synthetic credit rating	B-	B-

The valuation of the investment included in following inputs for a ‘no’ liquidity event:

	June 30, 2020	December 31, 2019

‘No’ liquidity event probability	50.00%	50.00%
Exercise price for conversion	USD $15	USD $15
Time to maturity	1.78 years	2.28 years
Initial stock price	USD $15	USD $15
Volatility	132.00%	127.00%
Risk free interest rate	0.16%	1.58%
Credit spread	937 bps	677 bps
Risk adjusted rate	9.31%	8.35%
DLOM	41.00%	36.00%
Synthetic credit rating	B-	B-

As at June 30, 2020, the debt portion has been value at $1,943,942 (December 31, 2019 - $1,795,962) and the derivative portion has been valued at $495,948 (December 31, 2019 - $684,443). The fair value of the investment of $2,439,890 (December 31, 2019 - $2,480,405) is included in long-term investments. The loss from the change in the fair value of the investment during the period in the amount of $163,015 (June 30, 2019 - $Nil) is included in the condensed consolidated interim statement of loss and comprehensive loss. The gain from the change in foreign exchange movements during the period of $122,500 (June 30, 2019 - $Nil) is included in the foreign currency translation adjustment in the condensed consolidated interim statement of loss and comprehensive loss.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Notes to the Condensed Consolidated Interim Financial Statements (Restated)

For the three and six months ended June 30, 2020 and 2019

(Unaudited - Expressed in Canadian Dollars)

7.	Investment in associates

On August 30, 2019, pursuant to an investment agreement between GameCo and Aquilini Properties LP (a related party by nature of it being under the control or direction of the Chairman of the Company), GameCo acquired 100 class B common shares of AIG eSports Canada Holdings Ltd. (“AIG Canada”) for $1,246,125 (USD $937,500), and GameCo eSports USA Inc. acquired a 25% non-voting participating interest in AIG eSports USA Intermediate Holdings, LLC, (“AIG USA”) for $414,594 (USD $312,500). Collectively, AIG Canada and AIG USA own and manage professional eSports teams in Canada and the United States. Aquilini Properties LP controls AIG Canada and AIG USA.

A summary of the Company’s investment in associate is as follows:

	AIG Canada	AIG USA	Total
	(Restated - Note 26)		(Restated - Note 26)
Balance, December 31, 2018	$-	$-	$-
Contributions - cash	1,246,125	414,594	1,660,719
Share of net loss from investment in associate	(742,160)	(4,264)	(746,424)
Balance, December 31, 2019	$503,965	$410,330	$914,295
Contributions - cash	500,000	-	500,000
Share of net loss from investment in associate	(1,003,965)	(268,382)	(1,272,347)
Balance, June 30, 2020	$-	$141,948	$141,948

On April 22, 2020, the Company made a capital contribution of $500,000 to AIG Canada.

8.	Property and equipment

	Furniture and fixtures	Computer equipment	Leasehold improvements	Total
Cost
Balance, December 31, 2018	$-	$-	$-	$-
Mergers and Acquisitions	34,340	111,976	36,289	182,606
Additions	86,417	4,648	49,451	140,516
Effect of movement in exchange rates	(1,028)	(1,484)	(1,355)	(3,867)
Balance, December 31, 2019	$119,730	$115,140	$84,385	$319,255
Additions	4,871	-	-	4,871
Effect of movement in exchange rates	3,262	4,488	3,212	10,962
Balance, June 30, 2020	$127,863	$119,628	$87,597	$335,088

Accumulated depreciation
Balance, December 31, 2018	$-	$-	$-	$-
Depreciation	5,526	12,417	3,259	21,202
Effect of movement in exchange rates	(43)	(187)	(31)	(260)
Balance, December 31, 2019	$5,484	$12,231	$3,228	$20,942
Depreciation	11,981	15,668	9,101	36,750
Effect of movement in exchange rates	124	544	88	755
Balance, June 30, 2020	$17,588	$28,442	$12,418	$58,448

Net book value
Balance, December 31, 2019	$114,246	$102,909	$81,157	$298,312
Balance, June 30, 2020	$110,274	$91,186	$75,179	$276,640

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Notes to the Condensed Consolidated Interim Financial Statements (Restated)

For the three and six months ended June 30, 2020 and 2019

(Unaudited - Expressed in Canadian Dollars)

9.	Intangible assets

	Domain name	Application and technology development and website	Brand name	Subscriber and sponsorship relationships	Player contracts	Total
Cost
Balance, December 31, 2018	$-	$-	$-	$-	$-	$-
Mergers and Acquisitions	40,930,000	3,187,164	8,602,563	6,832,646	3,889,000	63,441,373
Additions	-	65,895	-	-	-	65,895
Disposals	-	-	-	-	(987,100)	(987,100)
Effect of movement in foreign exchange rates	-	(955)	-	-	-	(955)
Balance, December 31, 2019	$40,930,000	$3,252,104	$8,602,563	$6,832,646	$2,901,900	$62,519,213
Additions	-	-	-	-	-	-
Disposals	-	-	-	-	(201,700)	(201,700)
Effect of movement in foreign exchange rates	-	2,959	-	-	-	2,959
Balance, June 30, 2020	$40,930,000	$3,255,063	$8,602,563	$6,832,646	$2,700,200	$62,320,472

Accumulated amortization
Balance, December 31, 2018	$-	$-	$-	$-	$-	$-
Amortization	-	395,976	-	239,200	2,532,200	3,167,376
Disposals	-	-	-	-	(665,400)	(665,400)
Effect of movement in foreign exchange rates	-	(84)	-	-	-	(84)
Balance, December 31, 2019	$-	$395,893	$-	$239,200	$1,866,800	$2,501,893
Amortization	-	809,001	-	356,500	1,035,100	2,200,601
Disposals	-	-	-	-	(201,700)	(201,700)
Effect of movement in foreign exchange rates	-	(28)	-	-	-	(28)
Balance, June 30, 2020	$-	$1,204,865	$-	$595,700	$2,700,200	$4,500,765

Net book value
Balance, December 31, 2019	$40,930,000	$2,856,211	$8,602,563	$6,593,446	$1,035,100	$60,017,320
Balance, June 30, 2020	$40,930,000	$2,050,198	$8,602,563	$6,236,946	$-	$57,819,707

During the six months ended June 30, 2020, the Company entered into a buyout agreement relating to a player contract for gross proceeds of $204,764. The net book value on the date of termination of the player contract was $Nil resulting in a gain on disposal of intangible assets of $204,764. The gain on disposal is included in revenue in the condensed consolidated interim statement of loss and comprehensive loss.

10.	Goodwill

The following comprises the balance of goodwill by CGU, goodwill arose through the Mergers and Acquisitions. In April 2019 Enthusiast Properties acquired 100% of the assets of The Sims Resource (“TSR”) from Generatorhallen AB and IBIBI HB, TSR is identified as a separate CGU within Enthusiast Properties.

	Enthusiast Properties	TSR	Luminosity	Steel Media	Total

Balance, December 31, 2018	$-	$-	$-	$-	$-
Mergers and Acquisitions	54,467,041	20,898,598	6,003,150	1,890,627	83,259,416
Balance, December 31, 2019 and June 30, 2020	$54,467,041	$20,898,598	$6,003,150	$1,890,627	$83,259,416

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Notes to the Condensed Consolidated Interim Financial Statements (Restated)

For the three and six months ended June 30, 2020 and 2019

(Unaudited - Expressed in Canadian Dollars)

10.	Goodwill (continued)

The Company performs its annual impairment tests at December 31 or at an interim date when events or changes in the business environment (triggering events) would more likely than not reduce the fair value of a CGU below its carrying value. During the six months ended June 30, 2020, the Company considered the effects of SARS-CoV-2 but concluded that there were no triggering events requiring an impairment assessment. This conclusion was based on a qualitative analysis incorporating the previous excess fair value for each CGU and assessing the current and long-term performance of the Company given the expectation that any negative effects on the operations and cash flows of each reporting units arising from SAR-CoV-2 related disruptions will be short lived. The Company will continue to assess the impact of the SAR-CoV-2 pandemic on the Company, customers and the greater economy. If the negative impact of SARS-CoV-2 continues for a long period or worsens a goodwill impairment charge might be identified in a subsequent reporting period and the amount might be material.

11.	Right-of-use asset and lease liability

The Company’s leased assets only include buildings. The Company did not have any leases on the January 1, 2019 date of adoption of IFRS 16, leases were entered into subsequent to the adoption date and obtained through the Mergers and Acquisitions. When measuring lease liabilities for leases that were classified as operating leases, the Company discounted lease payments using an incremental borrowing rate of 5%.

Right-of-use asset	Amount

Balance, January 1, 2019	$-
Building lease additions - cost	410,734
Building lease additions - cost, mergers and acquisitions	411,785
Depreciation	(89,106)
Balance, December 31, 2019	$733,413
Depreciation	(111,387)
Balance, June 30, 2020	$622,026

Lease liability	Amount

Balance, January 1, 2019	$-
Building lease additions - finance cost	400,427
Building lease additions - finance cost, mergers and acquisitions	413,700
Payments	(87,159)
Interest cost	15,244
Balance, December 31, 2019	$742,212
Payments	(121,703)
Interest cost	17,507
Balance, June 30, 2020	638,016
Current portion of contract lease liability	153,318
Long-term portion of contract lease liability	$484,698

During the six months ended June 30, 2020, the Company recognized $111,387 (June 30, 2019 - $Nil) as depreciation on right-of-use assets which is included in amortization and depreciation expense in the condensed consolidated interim statement of loss and comprehensive loss and $17,507 (June 30, 2019 - $Nil) as interest cost on the contract lease liability which is included in interest and accretion expense in the condensed consolidated interim statement of loss and comprehensive loss.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Notes to the Condensed Consolidated Interim Financial Statements (Restated)

For the three and six months ended June 30, 2020 and 2019

(Unaudited - Expressed in Canadian Dollars)

12.	Accounts payable and accrued liabilities

	June 30, 2020	December 31, 2019

Accounts payable	$5,622,936	$5,938,057
Accrued liabilities	904,460	1,485,338
	$6,527,396	$7,423,396

Included in accrued liabilities is a provision in respect of a consultant’s claim for unpaid compensation. Although the Company refutes the claim and feels it is without merit, a provision of $89,000 (December 31, 2019 - $115,000) has been recognized. The Company is currently in discussion with the consultant, and at this time it is not possible to determine if an additional provision will be required.

The Company, in the course of its normal operations, is subject to claims, lawsuits, and contingencies. Accruals are made in instances where it is probable that liabilities may be incurred and where such liabilities can be reasonably estimated. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, the Company has no reason to believe that the ultimate outcome of these matters would have a significant impact on its consolidated financial position.

13.	Long-term debt

Under the terms of a loan facility agreement dated August 2, 2019, an arm’s length lender (the “Lender”) agreed to provide the Company with a loan of up to $20 million (the “Facility”) comprising two advances: (i) an initial advance in an amount of up to $3 million (the “Initial Advance”) at the request of the Company following satisfaction or waiver by the Lender of certain conditions precedent and (ii) a further advance in an amount equal to the remaining difference between $20 million and the amount of the Initial Advance (the “Further Advance”) at the request of the Company following satisfaction or waiver by the Lender of certain additional conditions precedent, including the completion of the Arrangement Agreement. The Facility is secured by the Company’s assets.

The loan has a term (the “Term”) which expires on August 2, 2021, the date that is 24 months from the date of the Initial Advance (the “Maturity Date”). Interest (or standby fees at an equivalent rate in lieu thereof) accrues at a rate per annum that is equal to the prime rate plus 5.05% calculated on the aggregate amount of the Facility, compounded monthly, whether or not the conditions precedent are satisfied or the Facility is advanced. The Company has further agreed to pay the Lender a success fee in an amount that is equal to 4.1% per annum, payable monthly, calculated on the full amount of the Facility from the date of the Initial Advance.

Interest (and any such equivalent amount by way of standby fee) and the success fee will be capitalized during the first 12 months of the Term and, commencing in August 2020, interest and the success fee shall be payable in cash on the last business day of each and every month until the Maturity Date.

The Company will be entitled to prepay all or a part of the Facility at any time, from time to time, without bonus or penalty after the date that is twelve (12) months following the date of completion of the Arrangement.

The Company received the Initial Advance and Further Advance during the year ended December 31, 2019. The Company paid the Lender a $1,200,000 administrative fee in relation to the Initial Advance and Further Advance. The Company also incurred advisory fees of $400,000 in relation to the establishment of the Facility and additional fees of $45,950. The transaction costs of $1,645,950 have been netted against the proceeds received. The Facility is amortized at an effective interest rate of 11.17% on the Initial Advance and 13.53% following the Further Advance. During the six months ended June 30, 2020, the Company recognized $972,646 (June 30, 2019 - $Nil) of interest expense, $410,000 (June 30, 2019 - $Nil) of success fee expense and $373,467 (June 30, 2019 - $Nil) of accretion expense which are included in interest and accretion in the condensed consolidated interim statement of loss and comprehensive loss.

The Facility will be used for purposes of (i) working capital and (ii) to finance future acquisitions.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Notes to the Condensed Consolidated Interim Financial Statements (Restated)

For the three and six months ended June 30, 2020 and 2019

(Unaudited - Expressed in Canadian Dollars)

13.	Long-term debt (continued)

The following table shows the movement of the long-term debt balance during the period:

Amount
Balance, December 31, 2018	$-
Initial advance	3,000,000
Further Advance	17,000,000
Transaction cost	(1,645,950)
Capitalized interest	761,024
Capitalized success fee	341,667
Accretion	234,480
Balance, December 31, 2019	$19,691,220
Capitalized interest	972,646
Capitalized success fee	410,000
Accretion	373,467
Balance, June 30, 2020	$21,447,333

The Facility agreement contains certain covenants that the Company must comply with following the Further Advance including maintaining a total consolidated equity of at least $20,000,000 and maintaining a minimum cash balance of $5,000,000. The Company was in compliance of these covenants during the period.

14.	Convertible debentures

On November 8, 2018, Enthusiast Properties issued convertible debenture units (the “Debenture Units”) for total gross proceeds of $9,000,000 (the “Offering”).

Each Debenture Unit, issued at a price of $1,000, is comprised of one unsecured convertible debenture (each a “Debenture” and collectively, the “Debentures”), having a principal amount of $1,000 and accruing interest at 9% per annum, payable semi-annually until maturity, and 166 common share purchase warrants of the Company (each, a “Debenture Warrant”). Each Debenture is convertible into shares of the Company at a conversion price of $3.03 per common share (the “Conversion Price”), subject to acceleration in certain events. The Debentures mature on December 31, 2021. Each Debenture Warrant entitles the holder to acquire one share at a price of $3.79 per share for a period of two years, subject to acceleration in certain events. The Debentures and the Debenture Warrants contain customary anti-dilution provisions. The Company also issued 540 Debenture Units to the brokers as part of the transaction in addition to 2,835,000 Debenture Warrants. If the brokers subscribe for the Debenture Units 89,940 warrants will be issued.

Beginning on March 9, 2019, the Company may, at its option, require the conversion of the then outstanding principal amount of the Debentures (plus accrued and unpaid interest thereon) at the Conversion Price on not less than 30 days’ notice, should the daily volume-weighted average trading price of the shares of the Company be greater than $4.55 for each of seven consecutive trading days, ending five trading days prior to the applicable date.

The Company may accelerate the expiry date of the then outstanding Debenture Warrants on not less than 30 days’ notice, should the volume-weighted average trading price of the shares be greater than $5.68 for the twenty consecutive trading days, ending five trading days prior to the applicable date.

The fair value of the convertible debentures on the date of the Arrangement was determined to be $6,761,663 measured using a market rate of 13.0% for a similar unsecured debt without the conversion feature. The 1,495,442 warrants issued previously were valued on the date of the Arrangement as consideration in the amount of $2,056,130. The convertible debentures are amortized at an effective interest rate of 22.82%. During the six months ended June 30, 2020, the Company recognized $405,000 of interest expense and $413,484 (June 30, 2019 - $Nil) of accretion expense which is included in interest and accretion in the condensed consolidated interim statement of loss and comprehensive loss.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Notes to the Condensed Consolidated Interim Financial Statements (Restated)

For the three and six months ended June 30, 2020 and 2019

(Unaudited - Expressed in Canadian Dollars)

14.	Convertible debentures (continued)

The following tables shows the movement of the convertible debenture balance during the period:

Amount
Balance, December 31, 2018	$-
Mergers and Acquisitions	6,761,663
Accretion	254,157
Balance, December 31, 2019	$7,015,820
Accretion	413,484
Balance, June 30, 2020	$7,429,304

15.	Deferred payment liability

The deferred payment liability arose on the Steel Media acquisition and consists of the present value of the USD $1,000,000 cash payment to be paid on October 3, 2020 and the present value of the earn-out payment of USD $500,000 to be paid on based on the performance of Steel Media by April 15, 2022.

The cash payment was included in Steel Media’s total purchase price consideration at an initial fair value of $1,211,818 based on a discounted valuation using a 10.00% discount rate. The earn-out was included in Steel Media’s total purchase price consideration at an initial fair value of $470,625, based on a discounted valuation using a 13.97% discount rate and an expectation that payment of the earn-out is probable.

The cash payment and earn-out are amortized at an effective interest rate of 9.54% and 13.15% respectively. During the six months ended June 30, 2020, the Company recognized $92,940 of accretion expense which is included in interest and accretion expense in the condensed consolidated interim statement of loss and comprehensive loss.

The following tables shows the movement of the cash payment and earn-out balances during the period:

	Cash payment	Earn-out	Total

Balance, December 31, 2018	$-	$-	$-
Initial fair value of deferred payment liability	1,211,818	470,625	1,682,443
Accretion	28,415	15,254	43,669
Effect of movement in exchange rates	(31,820)	(12,466)	(44,286)
Balance, December 31, 2019	$1,208,413	$473,413	$1,681,827
Accretion	60,193	32,747	92,940
Effect of movement in exchange rates	115,426	24,061	139,487
Balance, June 30, 2020	$1,384,032	$530,221	$1,914,254

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Notes to the Condensed Consolidated Interim Financial Statements (Restated)

For the three and six months ended June 30, 2020 and 2019

(Unaudited - Expressed in Canadian Dollars)

16.	Share capital

Authorized:

Unlimited number of common shares

Unlimited number of preferred shares

Immediately following the completion of the Mergers and Acquisitions described in Note 1, the Company consolidated its share capital on a 1:8 basis. All references to share and per share amounts in the consolidated financial statement have been retroactively restated to reflect the share consolidation.

During the six months ended June 30, 2020:

(i)

The Company received proceeds of $2,178,851 from the exercise of 1,988,429 common share purchase warrants. The fair value assigned to these warrants of $4,982,369 was reclassified from warrant reserve to share capital.

(ii)	The Company received proceeds of $49,366 from the exercise of 131,875 stock options. The fair value assigned to these options of $439,914 was reclassified from contributed surplus to share capital.

On July 26, 2019, the Company issued 166,667 common shares at a deemed price of $3.60 per shares for services to be provided. The deemed price of $3.60 per share was based on the conversion price of the convertible debentures issued by the Company to arm’s length parties in June 2019 as these shares were issued near the issuance date of the convertible debenture. These common shares are subject to a two year lock period subject to the following release schedule: (i) 10% on closing of the go-public transaction; (ii) 20% six months after the closing of go-public transaction; (iii) 20% twelve months after the closing of go-public transaction; (iv) 25% eighteen months after the closing of go-public transaction and (v) 25% twenty four months after the closing of go-public transaction. The Company estimated the fair value of the common shares issued to be $368,460 by taking into account the time release restrictions. As the common shares vest over the 24-month period the services are to be rendered, the Company recorded the value assigned to the common shares issued to prepaid expenses and is amortizing the prepaid balance on a straight-line basis over the service term. During the six months ended June 30, 2020, the Company recognized $92,115 (June 30, 2019 - $Nil) in advertising and promotion expense. As a June 30, 2020 the current portion and long-term portion of the prepaid expense is $184,230 (December 31, 2019 - $184,230) and $12,515 (December 31, 2019 - $104,630) respectively.

17.	Shares to be returned to treasury

Shares to be returned to treasury relate to GameCo’s acquisition of Luminosity. In accordance with the SPA, the number of common shares issued as part of the consideration is to be reduced by the quotient obtained by dividing a) the working capital of Luminosity, as at the acquisition date, less $400,000, by b) $2.40. The consideration was reduced by the value of the shares to be returned to treasury which was determined to be $3,858,756 as at the acquisition date. In accordance with the SPA, 1,071,876 common shares are to be returned to treasury.

The common shares were returned to treasury subsequent to June 30, 2020 (Note 25).

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Notes to the Condensed Consolidated Interim Financial Statements (Restated)

For the three and six months ended June 30, 2020 and 2019

(Unaudited - Expressed in Canadian Dollars)

18.	Warrants

Each common share warrant entitles the holder to purchase one common share of the Company.

The following table reflects the continuity of warrants as at June 30, 2020 and December 31, 2019:

	June 30, 2020		December 31, 2019
	Number of	Weighted average	Number of	Weighted average
	warrants	exercise price	warrants	exercise price
Beginning balance	7,444,961	$2.03	272,711	$0.80
Granted	-	-	-	-
Issued to effect the Mergers and
Acquisitions	-	-	7,520,053	2.03
Exercised	(1,988,429)	(1.10)	(347,803)	(1.10)
Expired	(935,297)	(1.10)	-	-

Ending balance	4,521,235	$2.64	7,444,961	$2.03

The weighted average share price on the date of exercise is $1.48 (December 31, 2019 - $2.53).

The fair value assigned to the expired warrants of $2,372,764 was reclassified from warrant reserve to deficit.

The Company had the following warrants outstanding as at June 30, 2020:

Expiry Date	Exercise price	Number of warrants outstanding	Weighted average remaining life (years)
October 4, 2020	$3.03	1,793,314	0.26
October 4, 2020	2.37	111,316	0.26
October 10, 2020	0.80	247,711	0.28
November 8, 2020	3.79	1,495,442	0.36
December 12, 2020	1.00	40,000	0.45
December 31, 2020	0.37	833,452	0.50
	$2.64	4,521,235	0.34

19.	Stock options

The Company’s stock option plan (the “Stock Option Plan”) was adopted so the Board of Directors can grant stock options to directors, officers, employees and consultants of the Company as performance incentives. The maximum number of common shares issuable under the Stock Option Plan is limited to 10% of the issued and outstanding common shares of the Company. There are also limitations on the number of common shares issuable to insiders. At the time of granting a stock option, the Board of Directors must approve: (i) the exercise price, being not less than the market value of the common shares; (ii) the vesting provisions; and (iii) the expiry date, generally being no more than ten years after the grant date.

The following table reflects the continuity of stock options as at June 30, 2020 and December 31, 2019:

	June 30, 2020		December 31, 2019
	Number	Weighted average	Number	Weighted average
	of options	exercise price	of options	exercise price

Beginning balance	3,744,095	$1.32	-	$-
Granted	-	-	1,237,500	2.40
Issued to effect the Mergers and	-	-	2,548,289	0.81
Acquisitions
Exercised	(131,875)	(0.37)	(41,694)	(0.52)
Expired	(153,174)	(2.11)	-	-
Ending balance	3,459,046	$1.35	3,744,095	$1.32
Exercisable	2,728,923	$1.06	2,542,010	$0.84

The weighted average share price on the date of exercise is $1.94 (December 31, 2019 - $2.39).

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Notes to the Condensed Consolidated Interim Financial Statements (Restated)

For the three and six months ended June 30, 2020 and 2019

(Unaudited - Expressed in Canadian Dollars)

19.	Stock options (continued)

The Company had the following stock options outstanding as at June 30, 2020:

Expiry date	Number of stock	Exercise	Number of stock options	Weighted average remaining life
	options outstanding	price	exercisable	(years)

November 17, 2020	385,474	$0.25	385,474	0.38
November 30, 2020	282,809	0.25	282,809	0.42
October 17, 2022	17,959	0.80	17,959	2.30
November 18, 2022	937,936	0.37	937,936	2.39
November 14, 2023	26,374	2.37	26,374	3.38
March 29, 2024	474,744	2.37	316,496	3.75
August 27, 2024	1,143,750	2.40	571,875	4.16
December 12, 2028	190,000	1.00	190,000	8.46
	3,459,046	$1.35	2,728,923	3.11

During the six months ended June 30, 2020, the Company recognized $669,248 (June 30, 2019 - $393,620) as share-based compensation for stock options vesting since the date of issuance.

20.	Related party transactions and balances

The Company’s key management personnel have authority and responsibility for overseeing, planning, directing and controlling the activities of the Company. Key management personnel include members of the Board of Directors, Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, President and eSports President. Compensation of key management personnel may include short-term and long-term benefits. Short-term benefits include salaries and bonuses. Share-based compensation includes the fair value of stock options vested during the period.

Compensation provided to key management during the period is as follows:

	For the three months ended		For the six months ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019

Short-term benefits	$469,093	$116,000	$803,521	$359,585
Share-based compensation	207,212	88,203	469,087	116,285
	$676,305	$204,203	$1,272,608	$475,870

A summary of other related party transactions is as follows:

	For the three months ended		For the six months ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
	(Restated - Note 26)		(Restated - Note 26)
Total transactions during the period:
Revenue	$386,582	$-	$770,638	$-

Expenses
Consulting fees	556,931	8,279	1,227,270	35,866
Share of loss from investment in associate	1,176,518	-	1,272,347	-

 A summary of related party balances is as follows:

	June 30, 2020	December 31, 2019
	(Restated - Note 26)
Balances receivable (payable):
Investment in associate	$141,948	$914,295
Trade and other receivables	3,883,654	1,337,150
Loans receivable	165,966	159,287

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Notes to the Condensed Consolidated Interim Financial Statements (Restated)

For the three and six months ended June 30, 2020 and 2019

(Unaudited - Expressed in Canadian Dollars)

20.	Related party transactions and balances (continued)

On August 27, 2019, the Company entered into a Management Services Agreement (the “Management SA”) with AIG eSports LP, a related party by nature of it being under the control or direction of the Chairman of the Company, as well as a Master Services Agreement (the “Master SA”) with Vancouver Arena Limited Partnership, a related party by nature of it being under the control or direction of the Chairman of Company (collectively, the “MSAs”). Pursuant to the Management SA, the Company is to provide a series of eSports management services for a base compensation of $100,000 per month, plus an annual amount of USD $250,000, as well as other additional amounts receivable upon certain milestones relating to the performance of the eSports teams under management. Pursuant to the Master SA, the Company receives a range of marketing and consulting services at a cost of $100,000 per month, as well as certain other costs payable upon certain milestones relating to third-party revenues generated by the Company relating to the Master SA services. The MSAs had a retroactive effective date of September 7, 2018, and contain payment-in-kind provisions whereas either party may, at its discretion, satisfy its amounts payable through the provision of its respective services. During the six months ended June 30, 2020, the Company recognized management revenue of in the amount $770,638 relating to the Management SA, and recognized consulting expenses of $1,227,270 relating to the Master SA. As at June 30, 2020, a balance of $416,804 (December 31, 2019 - $669,885) is included in trade and other receivables.

As at June 30, 2020, trade and other receivable include $3,466,850 (December 31, 2019 - $667,265) of amounts advanced to Surge eSports LLC, a related party by nature of it being under the control or direction of the Chairman of the Company. The Company intends to apply these advances against future share subscriptions in Surge eSports LLC. The advances are non-interest bearing and are receivable if the Company does not obtain share subscriptions in Surge eSports LLC.

As at June 30, 2020, the Company has loans receivable due from the President, Chief Operating Officer and eSports President in the amount of $102,589 (December 31, 2019 - $98,557), $56,362 (December 31, 2019 - $53,715) and $7,015 (December 31, 2019 - $7,015) respectively. The loans receivable are non-interest bearing and due on demand.

See Note 1 for information relating to the Amalgamation.

See Note 7 for information relating to an investment in an associate controlled by a related party.

21.	Capital management

The Company considers its capital structure to consist of shareholders’ equity, long-term debt and convertible debentures. The Company manages its capital structure and makes adjustments to it, in order to have the funds available to support the acquisition and development of its business. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company is dependent on external equity financing to fund its activities. In order to carry out the planned operations and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during the six months ended June 30, 2020. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements aside from the covenants described in Note 13.

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern. The Company’s ability to raise future capital is subject to uncertainty and the inability to raise such capital may have an adverse impact over the Company’s ability to continue as a going concern (Note 1).

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Notes to the Condensed Consolidated Interim Financial Statements (Restated)

For the three and six months ended June 30, 2020 and 2019

(Unaudited - Expressed in Canadian Dollars)

22.	Financial instruments

Fair values

The fair values of cash, investments, trade and other receivables, loans receivable, accounts payable and accrued liabilities and deferred revenue approximate their carrying values due to the relatively short-term nature of these financial instruments. The fair value of long-term debt, lease contract liability, and deferred payment liability and convertible debentures is based on observable market data and the calculation of discounted cash flows. Discount rates were determined based on current terms and conditions observed in the credit market.

The Company follows a three-tier categorization for its financial instruments as a framework for disclosing fair value based upon inputs used to value the Company’s investments. The hierarchy is summarized as:

•	Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities

•	Level 2 – inputs that are observable for the asset or liability, either directly (prices) or indirectly (derived from prices) from observable market data

•	Level 3 – inputs for assets and liabilities not based upon observable market data

As at June 30, 2020, the investment in Addicting Games is accounted for at level 3, see note 6.

Total interest income and interest expense for financial assets or financial liabilities that are not at fair value through profit or loss can be summarized as follows:

	For the three months ended		For the six months ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019

Interest income	$(15,007)	$(68,223)	$(76,530)	$(68,223)
Interest and accretion expense	1,361,524	-	2,686,785	-
Net interest expense	$1,346,517	$(68,223)	$2,610,255	$(68,223)

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, foreign currency risk and interest rate risk.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations.

The Company’s maximum exposure to credit risk for its trade receivables is summarized as follows:

	June 30, 2020	December 31, 2019

Trade receivables aging:
0-30 days	$2,938,094	$3,774,074
31-60 days	213,796	986,702
61-90 days	90,332	118,983
Greater than 90 days	399,121	636,258
	3,641,343	5,516,016
Expected credit loss provision	(353,506)	(357,920)
Net trade receivables	$3,287,837	$5,158,095

The movement in the expected credit loss provision can be reconciled as follows:

	June 30, 2020	December 31, 2019

Expected credit loss provision:
Expected credit loss provision, beginning balance	$(357,920)	$-
Expected credit loss provision, Mergers and Acquisitions	-	(357,920)
Net provision used during the period	-	-
Effect of movement in exchange rates	4,415	-
Expected credit loss provision, ending balance	$(353,506)	$(357,920)

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Notes to the Condensed Consolidated Interim Financial Statements (Restated)

For the three and six months ended June 30, 2020 and 2019

(Unaudited - Expressed in Canadian Dollars)

22.	Financial instruments (continued)

Credit risk (continued)

The following default rates, determined based on historical default rates based on the aging of trade receivables, are used to calculate the expected credit loss provision on trade receivables as at June 30, 2020:

	Total	Not past due	Over 30 days past due	Over 60 days past due	Over 90 days past due

Default rates		1.36%	1.67%	3.05%	76.96%
Trade receivables	$3,641,343	$2,938,094	213,796	$90,332	$399,121
Expected credit loss provision	$353,506	$40,009	$3,565	$2,756	$307,176

All of the Company’s cash is held with a major Canadian financial institution and thus the exposure to credit risk is considered insignificant. Management actively monitors the Company’s exposure to credit risk under its financial instruments.

Concentration risk

The Company has one customer which makes up more than 10% of revenue, this customer accounts for approximately 19.89% of trade receivables as at June 30, 2020 and 24.08% of revenues for the six months ended June 30, 2020.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements. The Company coordinates this planning and budgeting process with its financing activities through its capital management process.

The Company holds sufficient cash and working capital which is maintained through stringent cash flow management to ensure sufficient liquidity is maintained. Maturity analysis of liabilities which are due in next twelve months can be summarized as follows:

	June 30, 2020	December 31, 2019

Accounts payable and accrued liabilities	$6,527,396	$7,423,396
Deferred revenue	1,347,994	1,647,594
Income tax payable	-	2,415
Deferred payment liability	1,384,032	1,208,413
Current portion of lease contract liability	153,318	193,366
	$9,412,740	$10,475,184

Foreign currency risk

A large portion of the Company’s transactions occur in foreign currencies (mainly in US dollars and UK pound sterling) and, therefore, the Company is exposed to foreign currency risk at the end of the reporting period through its US and UK denominated trade receivables, accounts payable and cash. As at June 30, 2020, a 10% depreciation or appreciation of the U.S. dollar and UK pound sterling against the Canadian dollar would have resulted in an approximate $21,000 and $133,000 decrease or increase, respectively, in total loss and comprehensive loss.

Interest rate risk

The Company’s long-term debt bears interest at prime rate plus 5.05%. Fluctuations in the prime rate will result in changes to the months interest expense. A change in the annual interest rate of 0.50% on the Initial Advance and Further Advance will result in a $100,000 change in the annual interest expense.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Notes to the Condensed Consolidated Interim Financial Statements (Restated)

For the three and six months ended June 30, 2020 and 2019

(Unaudited - Expressed in Canadian Dollars)

23.	Commitments

The Company has the following payment commitments with respect to advertising and promotion and other contractual obligations:

Not later than one year	$891,000
Later than one year and not later than five years	-
$891,000

The Company intends to issue common shares valued at USD $350,000 to settle a portion of the commitments noted above.

The Company is subject to capital commitments pursuant to its investments in AIG Canada and AIG USA, see Note 7, as well as Surge eSports LLC which is being established under a similar structure. If the Company fails to make any capital contributions for capital calls it may be subject to certain actions including the loss of rights or a reduction in necessary equity in order to satisfy the capital call requirement.

24.	Segment disclosure

The Company operates in one industry segment of digital media and entertainment. The majority of the Company’s assets are located in Canada and England and Wales. The Company sells into three major geographic centers: United States of America (“USA”), Canada and other foreign countries. The Company has determined that it has a single reportable segment as the Company’s decision makers review information on a consolidated basis.

Revenues by pillar is summarized below for the three and six months ended June 30, 2020 and 2019:

	For the three months ended		For the six months ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019

Media	$5,910,442	$-	$10,547,984	$-
eSports	678,243	-	1,290,866	-
Entertainment	440,411	-	2,324,582	-
	$7,029,096	$-	$14,163,432	$-

Revenue, in Canadian dollars, in each of these geographic locations for the three and six months ended June 30, 2020 and 2019 are as below:

	For the three months ended		For the six months ended
	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019

Canada	$652,188	$-	$1,273,267	$-
USA	3,558,560	-	6,074,361	-
All other countries	2,818,348	-	6,815,804	-
	$7,029,096	$-	$14,163,432	$-

The non-current assets, in Canadian dollars, in each of the geographic locations as at June 30, 2020 and December 31, 2019 are below:

	June 30, 2020	December 31, 2019
	(Restated - Note 26)
Canada	$140,281,428	$143,050,878
England and Wales	4,148,766	4,346,583
USA	141,948	410,330
	$144,572,142	$147,807,791

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Notes to the Condensed Consolidated Interim Financial Statements (Restated)

For the three and six months ended June 30, 2020 and 2019

(Unaudited - Expressed in Canadian Dollars)

25.	Subsequent events

(i)	On July 21, 2020, 1,071,876 common shares were returned to treasury in accordance with the SPA

(Note 17).

(ii)

On August 6, 2020, the Company entered into a binding share purchase agreement (the “Agreement”), to acquire 100% of the issued and outstanding shares of Omnia Media Inc. (“Omnia”) from Blue Ant Media Solutions Inc. (“Blue Ant”), to create the largest gaming media, esports and entertainment platform in North America by users, with 300 million video game and eSports fans monthly.

Upon completion of the Agreement, the Company will acquire 100% of the issued and outstanding shares of Omnia from Blue Ant (the “Transaction”). The purchase price will consist of 18.25 million common shares of Enthusiast (each a “Common Share” and together, the “Share Consideration”), $11.0 million in cash (the “Cash Consideration”), subject to adjustments, and a vendor-take-back note (“VTB”) with a face value of $5.75 million.

Based in Los Angeles, California, Omnia is a leading global gaming YouTube platform which creates, manages and operates a multi-channel YouTube network that distributes premium, original content.

In consideration for the sale of Omnia, Blue Ant will receive (i) the Cash Consideration, subject to a customary working capital adjustment and holdbacks which will be funded through a combination of cash-on-hand and the Offering (as defined below), (ii) the Share Consideration, which will be subject to resale restrictions of: 50% after 180 days; 25% after 270 days; and 25% after 360 days, and (iii) the VTB with a face value of $5.75 million, which will bear a 9.0% annual interest rate and carry a maturity of 36 months. Prior to the completion of the Transaction, Omnia will dispose of certain assets unrelated to its core-gaming business.

Blue Ant will also be entitled to nominate a director to the board of directors of Enthusiast Gaming until it ceases to hold either (i) at least 75% of the Share Consideration or (ii) 10% of the issued and outstanding Common Shares.

(iii)

On August 6, 2020, the Company entered into an agreement with Canaccord Genuity Corp. (“Canaccord Genuity”) as lead underwriter on behalf of a syndicate of underwriters, including Paradigm Capital Inc. (together with Canaccord Genuity, the “Underwriters”) to sell, on a bought deal basis, 10 million Common Shares (the “Offered Shares”) at a price of $1.50 per Offered Share (the “Offering Price”) for gross proceeds of $15 million (the “Offering”). In addition, the Company has granted the Underwriters an option to purchase up to an additional 1.5 million Offered Shares on the same terms as the Offering (the “Over-Allotment Option”), representing additional gross proceeds of $2.25 million if the Over-Allotment Option is exercised in full. The Over-Allotment Option is exercisable at any time until the date that is 30 days following the closing date of the Offering. The net proceeds of the Offering will be used to fund in part the Transaction, certain costs related to the Transaction and for general corporate purposes.

The Offered Shares will be offered in Canada pursuant to a short form prospectus to be filed in each of the provinces of Canada (other than Quebec) under National Instrument 44-101 – Short Form Prospectus Distributions and may be offered outside of Canada on a private placement basis in sales exempt from applicable prospectus and/or registration requirements. Additional details concerning the Transaction and the Offering will be contained in the short form prospectus.

The issuance of the Offered Shares pursuant to the Offering and the Share Consideration pursuant to the Transaction are subject to customary approval of the TSX.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Notes to the Condensed Consolidated Interim Financial Statements (Restated)

For the three and six months ended June 30, 2020 and 2019

(Unaudited - Expressed in Canadian Dollars)

26.	Restatement

Management identified an error in the treatment of the Company’s share of loss from investment in associates when the Company’s auditor performed a review of the condensed consolidated interim financial statements for the three and six months ended June 30, 2020. Management revenue recognized pursuant to the Management SA (Note 20) is recognized as an expense in the financial statements of the Company’s investment in associate, AIG Canada (Note 7). The Company incorrectly did not recognize its 25% share of this expense in its investment in AIG Canada for consolidation purposes. In addition, the Company made a capital contribution of $500,000 to AIG Canada during the three months ended June 30, 2020. Management incorrectly did not apply its share of historical losses from periods prior to the capital contribution against the capital contribution made during the three months ended June 30, 2020. The correction of these errors resulted in a decrease of the Company’s investment in associates balance of $1,196,634 and an increase in deficit of $1,196,634 in the condensed consolidated interim statement of financial position as at June 30, 2020 and an increase in the Company’s share of loss from investment in associates of $1,196,634 in the condensed consolidated interim statement of loss and comprehensive loss for the three and six months ended June 30, 2020. These corrections are noted in the ‘Adjustments’ column in the following tables.

Line items affected on the restated condensed consolidated interim statement of financial position as at June 30, 2020:

	Previously reported	Adjustments	As restated
ASSETS
Non-current
Investment in associates	$1,338,582	$(1,196,634)	$141,948
Total Assets	162,181,383	(1,196,634)	160,984,749

Shareholders’ Equity
Deficit	(87,278,797)	(1,196,634)	(88,475,431)
Total shareholders’ equity	110,836,754	(1,196,634)	109,640,120
Total liabilities and shareholders’ equity	$162,181,383	$(1,196,634)	$160,984,749

Line items affected on the restated condensed consolidated interim statement of loss and comprehensive loss for the three and six months ended June 30, 2020:

	For the three months ended			For the six months ended
	Previously reported	Adjustments	As restated	Previously reported	Adjustments	As restated
Other expenses (income)
Share of (income) loss from investment in associates	$(20,116)	$1,196,634	$1,176,518	$75,713	$1,196,634	$1,272,347
Net loss before income taxes	(5,585,160)	(1,196,634)	(6,781,794)	(11,151,843)	(1,196,634)	(12,348,477)
Net loss for the period	(5,154,346)	(1,196,634)	(6,350,980)	(10,721,029)	(1,196,634)	(11,917,663)
Net loss and comprehensive loss for the period	$(5,353,098)	$(1,196,634)	$(6,549,732)	$(10,717,410)	$(1,196,634)	$(11,914,044)
Net loss and comprehensive loss per share, basic and diluted	$(0.07)	$(0.02)	$(0.09)	$(0.15)	$(0.01)	$(0.16)

Line items affected on the restated condensed consolidated interim statement of shareholders’ equity as at June 30, 2020:

	Previously reported	Adjustments	As restated

Deficit as at December 31, 2019	$(78,930,532)	$-	$(78,930,532)
Net loss for the period	(10,721,029)	(1,196,634)	(11,917,663)
Deficit as at June 30, 2020	$(87,278,797)	$(1,196,634)	$(88,475,431)

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Notes to the Condensed Consolidated Interim Financial Statements (Restated)

For the three and six months ended June 30, 2020 and 2019

(Unaudited - Expressed in Canadian Dollars)

26.	Restatement (continued)

Line items affected on the restated condensed consolidated interim statement of cash flows for the six months ended June 30, 2020:

	Previously reported	Adjustments	As restated

Cash flows from operating activities
Net loss for the period	$(10,721,029)	$(1,196,634)	$(11,917,663)
Items not affecting cash:
Share of loss from investment in associates	75,713	1,196,634	1,272,347
Net cash used in operating activities	$(7,297,822)	$-	$(7,297,822)

The correction of these errors did not result in any changes to the Company’s condensed consolidated interim statement of financial position, condensed consolidated interim statement of loss and comprehensive loss, condensed consolidated interim statement of shareholders’ equity and condensed consolidated interim statement of cash flows for the comparative period presented.